                                                    FILE NO. 333-35202
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1164

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on May 4, 2000 pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on May 4, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of undivided fractional beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/     Check box if it is proposed that this filing will become effective on May 4, 2000 at 1:30
        P.M. pursuant to Rule 487.

A

[LOGO]


                               Nuveen California


Insured Trust 336



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67066S 439
                                                              QUARTERLY:             67066S 447
                                                              SEMI-ANNUALLY:         67066S 454


Prospectus Part A dated May 4, 2000
--------------------------------------------------------------------------------

Overview


Nuveen California Insured Trust 336 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1164. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and California income tax and to conserve capital.



THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.



 Contents
 1 Overview                                                  4 Interest Distributions
 2 Trust Summary and Financial Highlights                    5 Risk Factors
 2 The Trust                                                 6 Tax Status
 2 Investment Objectives                                     7 The Insurers
 2 The Portfolio                                             8 Schedule of Investments
 2 Insurance on the Bonds                                    9 Statement of Condition
 3 Essential Information                                     10 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    California Insured Trust 336 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of California, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and California income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations. Accordingly, there is no guarantee that the Trust will meet its objectives.

THE PORTFOLIO


    The Portfolio of the Trust consists of 8 obligations issued by entities located in California. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Health Care Facility Revenue                                28.5%
    2                          Water and/or Sewer Revenue                                  22.9
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Miscellaneous Revenue                                       14.3
    1                          Power Revenue                                               14.3
    1                          Transportation                                               5.7


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MAY 3, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  3,500,000
Number of Units.............................................        35,000
Fractional Undivided Interest in Trust Per Unit.............      1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  3,198,759
    Divided by Number of Units..............................  $      91.39
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.71
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      96.39
Redemption Price Per Unit (exclusive of accrued interest)...  $      91.28
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      91.68
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.11
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.71
Average Maturity of Bonds in the Trust(3)...................    28.7 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.2880     $ 5.2880          $ 5.2880
    Less Estimated Annual Expense...........................    $ .2200      $ .1880           $ .1690
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.0680     $ 5.1000          $ 5.1190
Daily Rate of Accrual Per Unit..............................   $ .01407     $ .01416          $ .01421
ESTIMATED CURRENT RETURN(6).................................       5.26%        5.29%             5.31%
ESTIMATED LONG TERM RETURN(6)...............................       5.38%        5.42%             5.44%
Trustee's Annual Fees(7)....................................   $ 1.6300     $ 1.3100          $ 1.1200



Date of Deposit..................................................................................May 4, 2000
Settlement Date..................................................................................May 9, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT AND SUCH DELIVERY DATE WILL BE TREATED AS A RETURN OF PRINCIPAL RATHER THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF ANY SUCH RETURN OF PRINCIPAL IS NOT INCLUDED IN THE ANNUAL INTEREST INCOME SHOWN ABOVE. FOR THE TRUST, THE FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN OF PRINCIPAL TO UNITHOLDERS WHO PURCHASE ON THE DATE OF DEPOSIT, AND THE ESTIMATED CURRENT RETURN UNDER THE MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY FROM THAT SET FORTH ABOVE (SEE "PORTFOLIO OPERATING EXPENSES" IN
PART B OF THIS PROSPECTUS AND THE "SCHEDULE OF INVESTMENTS"). THE ESTIMATED CURRENT RETURN AFTER THE FIRST YEAR WILL ALSO BE HIGHER UNDER THE QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:


                                                                                               ESTIMATED CURRENT
                                                  LATEST SCHEDULED         PER UNIT                    RETURN
                                                   DELIVERY DATE         RETURN OF PRINCIPAL   AFTER THE FIRST YEAR
                                              ------------------------   -------------------   -----------------------
CALIFORNIA INSURED TRUST....................        MAY 11, 2000               $  .01                    5.27%



(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                            NORMAL
                                                                                                         DISTRIBUTIONS
                                                              2000                         2001            PER YEAR
------------------------------------------------------------------------------------------------------   -------------
Record Date*.................................      6/1           8/1          11/1       2/1       5/1
Distribution Date............................     6/15          8/15         11/15      2/15      5/15
----------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan....................  $ .3807(1)         ----  $.4230 every month  ----           $5.0764
Quarterly Distribution Plan..................  $ .3807(1)    $ .8514(2)    $1.2771   $1.2771   $1.2771     $5.1084
Semi-Annual Distribution Plan................  $ .3807(1)                  $2.1360(3)          $2.5632     $5.1274
----------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 5-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition.


    The Trust is concentrated in the bonds of issuers located in the State of California. Such concentration may expose Unitholders to additional risks. The financial condition of the State of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State faces a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors, such as natural disasters and cutbacks in federal defense spending. The California economy continues to show weakness in manufacturing, particularly aerospace, construction, services and trade. California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increase demand for government services and which may impede future economic growth.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On December 7, 1994, Orange County, California, together with its pooled investment fund (the "POOLED FUND") filed for protection under Chapter 9 of the federal Bankruptcy Code. Many governmental entities kept moneys in the Pooled Fund.

    All outstanding general obligations bonds of the State are rated "A+" by Standard and Poor's and "A1" by Moody's.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Orrick, Herrington & Sutcliffe, L.L.P. special California counsel to the Trust, under existing California income and property tax law applicable to individuals who are California residents:

        The Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the income tax laws of California.

        Interest on the underlying securities (which may include bonds or other obligations issued by the governments of Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands) which is exempt from tax under California personal income tax and property tax laws when received by the Trust will, under such laws, retain its status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax.

        Under California income tax law, each Unitholder in the Trust will have a taxable event when the Trust disposes of a security (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total tax cost of each Unit to a Unitholder is allocated among each of the bond issues held in the Trust (in accordance with the proportion of the Trust comprised by each bond issue) in order to determine his per unit tax cost for each bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per unit cost of each bond issue. Unitholders' bases in their Units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on securities delivered after the Unitholders' respective settlement dates.

        Under the California personal property tax laws, bonds (including the bonds in the Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds) or any interest therein is exempt from such tax.

        Any proceeds paid under the insurance policy issued to the Trustee of the fund with respect to the bonds in the Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

        Under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

          SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MAY 4, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   500,000    * California Health Facilities Financing Authority,         2008 at 101        AAA        Aaa      $   459,815
                   Insured Revenue Bonds (Sutter Health), Series 1998
                   A, 5.375% Due 8/15/30. (MBIA Insured.)
    500,000      Abag Finance Authority for Nonprofit Corporations,        2009 at 101        AAA        Aaa          504,120
                   Insured Certificates of Participation (Children's
                   Hospital Medical Center of Northern California),
                   Series 1999, 6.00% Due 12/1/29. (AMBAC Insured.)
    500,000      City of Los Angeles (California), Parking System          2009 at 101        AAA        Aaa          455,115
                   Revenue Bonds, Series 1999-A, 5.25% Due 5/1/29.
                   (AMBAC Insured.)
    500,000      Los Angeles County Metropolitan Transportation            2009 at 101        AAA        Aaa          445,975
                   Authority (California), Proposition A, First Tier
                   Senior Sales Tax Revenue Refunding Bonds, Series
                   1999-C, 5.00% Due 7/1/21. (AMBAC Insured.)
    500,000      Northern California Power Agency, Hydroelectric           2008 at 101        AAA        Aaa          445,190
                   Project Number One Revenue Bonds, 1998 Refunding
                   Series A, 5.20% Due 7/1/32. (MBIA Insured.)
    300,000      Public Facilities Financing Authority of the City of      2009 at 101        AAA        Aaa          260,085
                   San Diego (California), Sewer Revenue Bonds, Series
                   1999A, 5.00% Due 5/15/29. (FGIC Insured.)
    200,000      Airport Commission, City and County of San Francisco      2009 at 101        AAA        Aaa          177,044
                   International Airport, Second Series Revenue Bonds,
                   Issue 23B Bonds, 5.125% Due 5/1/30. (FGIC Insured.)
    500,000    * City of Stockton (California), Revenue Certificates       2008 at 102        AAA        Aaa          451,415
                   of Participation, 1998 Series A (Wastewater System
                   Project), 5.20% Due 9/1/29. (MBIA Insured.)
-----------                                                                                                       -----------
$ 3,500,000                                                                                                       $ 3,198,759
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is May 11, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 29% of the aggregate principal amount of the Trust. (See "COMPOSITION OF PORTFOLIOS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from May 2, 2000 to May 3, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
California Insured Trust 336.............................  $ 3,178,999       $ 19,760            $185,375       $3,184,759



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                   STATEMENT OF CONDITION, AS OF MAY 4, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 3,198,759
Accrued interest to May 4, 2000 on underlying bonds(1)......       47,968
Cash in Portfolio...........................................       10,150
                                                              -----------
            Total...........................................  $ 3,256,877
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 4, 2000 on underlying
     bonds(4)...............................................  $    47,968
    Reimbursement of Sponsor for organization costs(3)......       10,150
                                                              -----------
            Total...........................................  $    58,118
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (35,000)
      Cost to investors(5)..................................  $ 3,373,709
        Less: Gross underwriting commission(6)..............      164,800
        Less: Organization costs(3).........................  $    10,150
                                                              -----------
    Net amount applicable to investors......................  $ 3,198,759
                                                              -----------
            Total...........................................  $ 3,256,877
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF CALIFORNIA INSURED TRUST 336:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of California Insured Trust 336 (contained in Nuveen Tax-Free Unit Trust,
Series 1164), as of May 4, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of California Insured Trust 336 as of May 4, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
May 4, 2000

[LOGO]


                               Nuveen California


Insured Trust 336



                              PROSPECTUS -- PART A
                                  MAY 4, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                Nuveen Colorado


Insured Trust 86



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67067D 316
                                                              QUARTERLY:             67067D 324
                                                              SEMI-ANNUALLY:         67067D 332


Prospectus Part A dated May 4, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Colorado Insured Trust 86 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1164. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and Colorado income tax and to conserve capital.



THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.



 Contents
 1 Overview                                                  4 Interest Distributions
 2 Trust Summary and Financial Highlights                    5 Risk Factors
 2 The Trust                                                 6 Tax Status
 2 Investment Objectives                                     7 The Insurers
 2 The Portfolio                                             8 Schedule of Investments
 2 Insurance on the Bonds                                    9 Statement of Condition
 3 Essential Information                                     10 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Colorado Insured Trust 86 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Colorado, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Colorado income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Colorado. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Education Revenue                                           28.5%
    1                          Bridge and Toll Road Revenue                                14.3
    1                          General Obligation                                          14.3
    1                          Health Care Facility Revenue                                14.3
    1                          Multi-Family Housing Revenue                                14.3
    1                          Transportation                                              14.3


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MAY 3, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,586,192
    Divided by Number of Units..............................  $      90.64
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.67
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      95.60
Redemption Price Per Unit (exclusive of accrued interest)...  $      90.53
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      90.93
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.07
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.67
Average Maturity of Bonds in the Trust(3)...................    28.6 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.2592     $ 5.2592          $ 5.2592
    Less Estimated Annual Expense...........................    $ .2396      $ .2076           $ .1886
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.0196     $ 5.0516          $ 5.0706
Daily Rate of Accrual Per Unit..............................   $ .01394     $ .01403          $ .01408
ESTIMATED CURRENT RETURN(6).................................       5.25%        5.28%             5.30%
ESTIMATED LONG TERM RETURN(6)...............................       5.40%        5.43%             5.45%
Trustee's Annual Fees(7)....................................   $ 1.6011     $ 1.2811          $ 1.0911



Date of Deposit..................................................................................May 4, 2000
Settlement Date..................................................................................May 9, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT AND SUCH DELIVERY DATE WILL BE TREATED AS A RETURN OF PRINCIPAL RATHER THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF ANY SUCH RETURN OF PRINCIPAL IS NOT INCLUDED IN THE ANNUAL INTEREST INCOME SHOWN ABOVE. FOR THE TRUST, THE FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN OF PRINCIPAL TO UNITHOLDERS WHO PURCHASE ON THE DATE OF DEPOSIT, AND THE ESTIMATED CURRENT RETURN UNDER THE MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY FROM THAT SET FORTH ABOVE (SEE "PORTFOLIO OPERATING EXPENSES" IN
PART B OF THIS PROSPECTUS AND THE "SCHEDULE OF INVESTMENTS"). THE ESTIMATED CURRENT RETURN AFTER THE FIRST YEAR WILL ALSO BE HIGHER UNDER THE QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:


                                                                                               ESTIMATED CURRENT
                                                  LATEST SCHEDULED         PER UNIT                    RETURN
                                                   DELIVERY DATE         RETURN OF PRINCIPAL   AFTER THE FIRST YEAR
                                              ------------------------   -------------------   -----------------------
COLORADO INSURED TRUST......................        MAY 10, 2000               $  .01                    5.26%



(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                            NORMAL
                                                                                                         DISTRIBUTIONS
                                                              2000                         2001            PER YEAR
------------------------------------------------------------------------------------------------------   -------------
Record Date*.................................      6/1           8/1          11/1       2/1       5/1
Distribution Date............................     6/15          8/15         11/15      2/15      5/15
----------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan....................  $ .3769(1)         ----  $.4188 every month  ----           $5.0283
Quarterly Distribution Plan..................  $ .3769(1)    $ .8430(2)    $1.2645   $1.2645   $1.2645     $5.0603
Semi-Annual Distribution Plan................  $ .3769(1)                  $2.1150(3)          $2.5380     $5.0793
----------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 5-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees.


    The Trust is concentrated in the bonds of issuers located in the State of Colorado. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Colorado is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls. A recently passed, but somewhat ambiguous Constitutional Amendment requires voter approval prior to tax increases, creation of debt, or until levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be dependent on tourism and its position as a transportation hub. These sectors tend to be cyclical.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Sherman & Howard L.L.C., special Colorado counsel to the Trust, under existing law:

        A Trust will consist of obligations which were issued by the State of Colorado or its political subdivisions or by the United States or possessions of the United States including Puerto Rico, the Virgin Islands and Guam ("Colorado Bonds").

        Because Colorado income tax law is based upon the Federal law and in light of the opinion of Chapman and Cutler, the Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

        With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above and the opinion of Chapman and Cutler referred to above:

        Each Colorado Unitholder will be treated as owning a share of each asset of the Trust for Colorado income tax purposes, in the proportion that the number of Units of such Trust held by him bears to the total number of outstanding Units of the Trust, and the income of the Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described.

        Interest on Colorado Bonds that would not be subject to Colorado income tax or Colorado alternative minimum tax when paid directly to a Colorado Unitholder will not be subject to Colorado income tax or alternative minimum tax when received by the Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder.

        Any proceeds paid under an insurance policy issued to the issuer of the Colorado Bonds involved, to the Depositor prior to deposit of the Colorado Bonds in the Trust, or to the Trust, which proceeds represent maturing interest on defaulted Colorado Bonds and which proceeds would not be subject to Colorado income tax or alternative minimum tax when paid directly to a Colorado Unitholder will not be subject to Colorado income and alternative minimum tax when received by the Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder.

        Generally, each Colorado Unitholder will realize gain or loss taxable in Colorado when the Trust disposes of a Colorado Bond (whether by sale, exchange, redemption or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Colorado Bonds during the interval between the Colorado Unitholder's settlement date and the date such Colorado Bonds are delivered to the Trust, if later). However, beginning in 2000, a Colorado Unitholder who is an individual, a trust or an estate may be able to exclude from Colorado taxable income up to $1,200 per year ($2,400 for a married couple filing jointly) of gains from the Trust's diposition of Bonds or from the redemption or sale of the Colorado Unitholder's Units. Under legislation enacted by Colorado in 1999, interest income, dividend income and net capital gains (as defined in Section 1222(11) of the Code) otherwise includable in taxable income qualify for the exclusion. The exclusion will be available only in years during which state revenues exceed by $220 million (indexed annually to reflect the rate of growth in Colorado personal income) state spending limits mandated by the Colorado Constitution, as such revenue and spending limits are described in the Appendix to the Information Supplement entitled "Colorado Disclosure," under the caption "Economic Factors--Colorado--Restrictions on Appropriations and Revenues".

        Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing gain taxable in Colorado when their Units are sold or redeemed for an amount equal to or less than their original cost. Such gain may qualify for the exclusion from Colorado taxable income described in the preceding paragraph during years in which the exclusion becomes available.

        If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will not be deductible for Colorado income tax purposes.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

          SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MAY 4, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000    * Board of Trustees of the Colorado School of Mines,        2009 at 100        AAA        Aaa      $   217,238
                   Auxiliary Facilities Enterprise Revenue Bonds,
                   Series 1999, 5.00% Due 12/1/28. (MBIA Insured.)
    250,000    * Auraria Higher Education Center (Colorado),               2008 at 100        AAA        Aaa          222,050
                   Certificates of Participation (Administrative
                   Office Facility Project), Series 1998, 5.125% Due
                   5/1/28. (AMBAC Insured.)
    250,000    * Burlingame Housing Inc (Colorado), Multifamily            2009 at 101        AAA        --           250,000
                   Housing Project Revenue Bonds, Series 1999A 6.00%
                   Due 11/1/29. (MBIA Insured.)
    250,000      City and County of Denver, Colorado, Airport System       2008 at 101        AAA        Aaa          219,013
                   Revenue Bonds, Series 1998B, 5.00% Due 11/15/25.
                   (FSA Insured.)
    250,000      School District No. 1, in the City and County of          2009 at 101        AAA        Aaa          220,378
                   Denver and State of Colorado, General Obligation
                   Bonds, Series 1999, 5.00% Due 12/1/23. (FGIC
                   Insured.)
    250,000    * E-470 Public Highway Authority (Colorado), Senior         2010 at 102        AAA        Aaa          241,915
                   Revenue Bonds, Series 2000A, 5.75% Due 9/1/35.
                   (When issued.) (MBIA Insured.)
    250,000      University of Colorado Hospital Authority, Revenue        2009 at 101        --         Aaa          215,598
                   Bonds, Series 1999A, 5.00% Due 11/15/29. (AMBAC
                   Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,586,192
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is May 10, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 57% of the aggregate principal amount of the Trust. (See "COMPOSITION OF PORTFOLIOS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from April 26, 2000 to May 2, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Colorado Insured Trust 86................................  $ 1,578,682       $  7,510            $ 92,188       $1,579,192



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                   STATEMENT OF CONDITION, AS OF MAY 4, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,586,192
Accrued interest to May 4, 2000 on underlying bonds(1)......       23,352
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,614,619
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 4, 2000 on underlying
     bonds(4)...............................................  $    23,352
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    28,427
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,672,988
        Less: Gross underwriting commission(6)..............       81,721
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,586,192
                                                              -----------
            Total...........................................  $ 1,614,619
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF COLORADO INSURED TRUST 86:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Colorado Insured Trust 86 (contained in Nuveen Tax-Free Unit Trust,
Series 1164), as of May 4, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Colorado Insured Trust 86 as of May 4, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
May 4, 2000

[LOGO]


                                Nuveen Colorado


Insured Trust 86



                              PROSPECTUS -- PART A
                                  MAY 4, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                               Nuveen New Jersey


Insured Trust 256



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67067F 378
                                                              QUARTERLY:             67067F 386
                                                              SEMI-ANNUALLY:         67067F 394


Prospectus Part A dated May 4, 2000
--------------------------------------------------------------------------------

Overview


Nuveen New Jersey Insured Trust 256 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1164. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and New Jersey income tax and to conserve capital.



THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED APRIL 10, 2000. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.



 Contents
 1 Overview                                                  4 Interest Distributions
 2 Trust Summary and Financial Highlights                    5 Risk Factors
 2 The Trust                                                 6 Tax Status
 2 Investment Objectives                                     6 The Insurers
 2 The Portfolio                                             8 Schedule of Investments
 2 Insurance on the Bonds                                    9 Statement of Condition
 3 Essential Information                                     10 Report of Independent Public Accountants


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    New Jersey Insured Trust 256 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New Jersey, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New Jersey income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in New Jersey. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Education Revenue                                           28.6%
    2                          General Obligation                                          28.5
    1                          Bridge and Toll Road Revenue                                14.3
    1                          Health Care Facility Revenue                                14.3
    1                          Municipal Lease Revenue                                     14.3


INSURANCE ON THE BONDS

    Despite anything to the contrary contained in Part B of the Prospectus concerning insurance on the bonds included in the Trust, all of the bonds in the Trust are covered by policies of insurance obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Insurance does not guarantee the market value of the bonds or of Trust Units. See "The Insurers" for additional information.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, MAY 3, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,616,169
    Divided by Number of Units..............................  $      92.35
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.76
    Plus Maximum Organization Costs Per Unit(1).............  $     .29000
    Public Offering Price Per Unit(2).......................  $      97.40
Redemption Price Per Unit (exclusive of accrued interest)...  $      92.24
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      92.64
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.16
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.76
Average Maturity of Bonds in the Trust(3)...................    27.6 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3071     $ 5.3071          $ 5.3071
    Less Estimated Annual Expense...........................    $ .2409      $ .2089           $ .1899
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.0662     $ 5.0982          $ 5.1172
Daily Rate of Accrual Per Unit..............................   $ .01407     $ .01416          $ .01421
ESTIMATED CURRENT RETURN(6).................................       5.20%        5.23%             5.25%
ESTIMATED LONG TERM RETURN(6)...............................       5.29%        5.33%             5.35%
Trustee's Annual Fees(7)....................................   $ 1.6136     $ 1.2936          $ 1.1036



Date of Deposit..................................................................................May 4, 2000
Settlement Date..................................................................................May 9, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "ACCRUED INTEREST" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF PORTFOLIOS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                            NORMAL
                                                                                                         DISTRIBUTIONS
                                                              2000                         2001            PER YEAR
------------------------------------------------------------------------------------------------------   -------------
Record Date*.................................      6/1           8/1          11/1       2/1       5/1
Distribution Date............................     6/15          8/15         11/15      2/15      5/15
----------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan....................  $ .3798(1)         ----  $.4221 every month  ----           $5.0662
Quarterly Distribution Plan..................  $ .3798(1)    $ .8496(2)    $1.2744   $1.2744   $1.2744     $5.0982
Semi-Annual Distribution Plan................  $ .3798(1)                  $2.1315(3)          $2.5578     $5.1172
----------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 5-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.

                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Education Revenue Issuers whose revenues are subject to certain risks including declines in "college age" individuals and the possible inability to raise tuition and fees.


    The Trust is concentrated in the bonds of issuers located in the State of New Jersey. Such concentration may expose Unitholders to additional risks. The financial condition of the State of New Jersey is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AA+" by Standard and Poor's and "Aa1" by Moody's.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of New Jersey and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands (the "New Jersey Bonds").

    In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Trust for New Jersey tax matters, under existing law:

        The Trust will be recognized as a Trust and not an association taxable as a corporation. The Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

        With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the Trust will be treated as the income of such Unitholders under the New Jersey Gross Income Tax. Interest on the underlying New Jersey Bonds which is exempt from tax under the New Jersey Gross Income Tax Law when received by the Trust will retain its status as tax-exempt interest when distributed to the Unitholders.

        A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the Trust disposes of a New Jersey Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

        Units of the Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

        If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Bonds by the Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

                                  THE INSURERS

    Despite information to the contrary in Part B of the Prospectus, MBIA will not serve as the sole provider of insurance for the bonds in the Trust. The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

          SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, MAY 4, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      New Jersey Educational Facilities Authority, Revenue      2009 at 100        AAA        Aaa      $   223,030
                   Bonds, University of Medicine and Dentistry of New
                   Jersey Issue, Series 1999 C, 5.125% Due 12/1/29.
                   (AMBAC Insured.)
    250,000      New Jersey Educational Facilities Authority, Revenue     2009 at 100.5       AAA        Aaa          247,535
                   Bonds, Ramapo College of New Jersey Issue, Series
                   1999 E, 5.75% Due 7/1/29. (MBIA Insured.)
    250,000      New Jersey Health Care Facilities Financing               2009 at 101        AAA        Aaa          233,193
                   Authority, Revenue Bonds, Meridian Health System
                   Obligated Group Issue, Series 1999, 5.375% Due
                   7/1/24. (FSA Insured.)
    250,000      Hudson County Improvement Authority (New Jersey),         2008 at 101        AAA        --           235,198
                   Facility Lease Revenue Refunding Bonds, Series 1998
                   (Hudson County Lease Project), 5.40% Due 10/1/25.
                   (General Obligation Bonds.) (FGIC Insured.)
    250,000      The Board of Education of the Borough of Metuchen in      2008 at 100        AAA        --           228,278
                   the County of Middlesex, New Jersey, School Bonds,
                   5.20% Due 9/15/26. (General Obligation Bonds.)
                   (FGIC Insured.)
    250,000      The County of Middlesex, New Jersey, Certificates of      2008 at 102        AAA        Aaa          230,210
                   Participation, Series 1998, 5.30% Due 6/15/29.
                   (MBIA Insured.)
    250,000      South Jersey Transportation Authority (New Jersey),       2009 at 101        AAA        Aaa          218,725
                   Transportation System Revenue Bonds, 1999 Series,
                   5.00% Due 11/1/29. (AMBAC Insured.)
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,616,169
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into on May 2, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
New Jersey Insured Trust 256.............................  $ 1,608,790       $  7,379            $ 92,875       $1,609,169



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF PORTFOLIOS" and "TAX STATUS" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "INSURANCE ON THE BONDS" and "DESCRIPTIONS OF RATINGS" in Part B of this Prospectus.)

                   STATEMENT OF CONDITION, AS OF MAY 4, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,616,169
Accrued interest to May 4, 2000 on underlying bonds(1)......       26,769
Cash in Portfolio...........................................        5,075
                                                              -----------
            Total...........................................  $ 1,648,013
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 4, 2000 on underlying
     bonds(4)...............................................  $    26,769
    Reimbursement of Sponsor for organization costs(3)......        5,075
                                                              -----------
            Total...........................................  $    31,844
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,704,509
        Less: Gross underwriting commission(6)..............       83,265
        Less: Organization costs(3).........................  $     5,075
                                                              -----------
    Net amount applicable to investors......................  $ 1,616,169
                                                              -----------
            Total...........................................  $ 1,648,013
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "EVALUATION OF BONDS AT THE DATE OF DEPOSIT" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.29000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW JERSEY INSURED TRUST 256:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New Jersey Insured Trust 256 (contained in Nuveen Tax-Free Unit Trust,
Series 1164), as of May 4, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New Jersey Insured Trust 256 as of May 4, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
May 4, 2000

[LOGO]


                               Nuveen New Jersey


Insured Trust 256



                              PROSPECTUS -- PART A
                                  MAY 4, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about this Trust, including the code of ethics adopted by the Sponsor and the Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                                            B

[NUVEEN LOGO]

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated April 10, 2000

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST ("DEFINED PORTFOLIO") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO PARTICULAR PORTFOLIOS AND PROVIDES SPECIFIC INFORMATION REGARDING THE PORTFOLIOS' INVESTMENTS, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS AND TAX STATUS. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE NUVEEN TAX-FREE DEFINED PORTFOLIOS. PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE PROSPECTUS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH PORTFOLIO.

    Additional information about the Portfolio is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Defined Portfolio consists of a diversified portfolio of municipal bonds (the "Bonds"). (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Portfolio.) Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, the Bonds provide interest income exempt from federal income tax and for State Portfolios, exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes and intangibles taxes, for residents of the state in which the Bonds are issued. (See "TAX STATUS".)

INSURED PORTFOLIOS. All Bonds in each Nuveen Insured Portfolio are covered by insurance policies obtained from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the Bonds in the Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Please note that the insurance relates only to the Bonds in the Insured Portfolios and not to the Units or the market value of the Bonds or of the Units. (See "INSURANCE ON THE BONDS.")

TRADITIONAL PORTFOLIOS. Each Traditional Portfolio consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Portfolio are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "REDEMPTION.")

DISTRIBUTIONS. Interest received by a Portfolio will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "DISTRIBUTIONS TO UNITHOLDERS.")

PUBLIC OFFERING PRICE. Public Offering Price of a Portfolio during the Initial Offering Period is based upon the offering prices of the Bonds in the Portfolio plus an upfront sales charge. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Portfolio. These costs will be deducted from the assets of the Portfolio as of the close of such period. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Portfolio. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE and "ACCRUED INTEREST.")
                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        TABLE OF CONTENTS                                  PAGE
        NUVEEN TAX-FREE DEFINED PORTFOLIOS                 4
        OBJECTIVES OF THE PORTFOLIOS                       4
        SUMMARY OF PORTFOLIOS                              4
        COMPOSITION OF PORTFOLIOS                          6
        INSURANCE ON THE BONDS                             8
        PUBLIC OFFERING PRICE                              9
        MARKET FOR UNITS                                   12
        ACCRUED INTEREST                                   12
        ESTIMATED LONG TERM RETURN AND ESTIMATED
        CURRENT RETURN                                     13
        EVALUATION OF BONDS AT THE DATE OF DEPOSIT         14
        TAX STATUS                                         14
        PORTFOLIO OPERATING EXPENSES                       17
        DISTRIBUTIONS TO UNITHOLDERS                       18
        ACCUMULATION PLAN                                  19
        REPORTS TO UNITHOLDERS                             19
        UNIT VALUE AND EVALUATION                          19
        DISTRIBUTION OF UNITS TO THE PUBLIC                20
        OWNERSHIP AND TRANSFER OF UNITS                    21
        REDEMPTION                                         22
        HOW UNITS MAY BE PURCHASED BY THE SPONSOR          23
        HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS       23
        INFORMATION ABOUT THE TRUSTEE                      23
        INFORMATION ABOUT THE SPONSOR                      24
        DESCRIPTION OF RATINGS                             24
        OTHER INFORMATION                                  26

[NUVEEN LOGO]

        TOPICAL INDEX                                               PAGE
        Accrued Interest                                            12
        Accumulation Plan                                           19
        Bond Ratings, Description of                                24
        Bonds, Initial Determination of Offering Price              14
        Bonds, How Selected                                         4
        Bonds, Limited Right of Substitution                        7
        Bonds, Removal from a Portfolio                             23
        Call Provisions of Portfolio Bonds                          7
        Capital Gains Taxability                                    14
        Composition of Portfolios                                   6
        Dealer Discounts                                            20
        Distributions to Unitholders                                18
                                                                    Part
        Distribution Payment Dates                                  A,18
        Distribution of Units to the Public                         20
        Essential Information Regarding the Portfolios              Part A
                                                                    Part
        Estimated Long Term Return and Estimated Current Return     A,13
        Evaluation                                                  19
        Expenses for Normal Portfolio Operation                     17
        Indenture, Amendment of                                     26
        Indenture, Termination of                                   27
        Insurance on the Bonds                                      8
                                                                    Part
        Interest Account Distributions                              A,18
        Legal Opinion                                               27
        Limitations on Liabilities of Sponsor and Trustee           24
        Market for Units                                            12
        Minimum Transaction                                         20
        Objectives of the Portfolios                                4
        Optional Distribution Plan                                  18
        Other Information                                           26
        Ownership and Transfer of Units                             21
        Principal Account Distributions                             18
        Public Offering Price of Units                              9
        Purchase of Units by Sponsor                                23
        Quantity Purchases                                          9
                                                                    Part
        Record Dates                                                A,18
        Redemption of Units Without Charge                          22
        Report of Independent Public Accountants                    Part A
        Reports to Unitholders                                      19
        Risk Factors                                                Part A
        Sales Charge                                                9
        Schedules of Investments                                    Part A
        Sponsor, Information About                                  24
        State Tax Status                                            Part A
        Statements of Condition                                     Part A
        Successor Trustees and Sponsors                             24
        Supplemental Information                                    27
        Tax Status of Unitholders                                   14
        Trustee, Information About                                  23
        Units, Description of                                       4

NUVEEN TAX-FREE DEFINED PORTFOLIOS

    This Nuveen Tax-Free Defined Portfolio is one of a series of separate but similar investment companies created by John Nuveen & Co. Incorporated, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding the Portfolios is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Defined Portfolios are collectively referred to herein as the "Portfolios"; the Portfolios in which some or none of the Bonds are insured are sometimes referred to as the "Traditional Portfolios," the Portfolios in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Portfolios," and the state Portfolios (both Traditional and Insured) are sometimes referred to as the "State Portfolios." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank.

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Portfolio. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF PORTFOLIOS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF PORTFOLIOS."

    Payment of interest on the Bonds in each Insured Portfolio, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor, certain third parties or by the issuers of the Bonds. (See "INSURANCE ON THE BONDS.") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO MANY OF THE BONDS IN ANY TRADITIONAL PORTFOLIO.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Portfolio, and which are offered for sale by this Prospectus. Each Unit of a Portfolio represents a fractional undivided interest in the principal and net income of such Portfolio. Units may only be sold in states in which they are registered. To the extent that any Units of any Portfolio are redeemed by the Trustee, the aggregate value of the Portfolio's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Portfolio will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

OBJECTIVES OF THE PORTFOLIOS

    The objectives of the Portfolios are income exempt from Federal income tax and, in the case of State Portfolios, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Portfolios, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Portfolio has been obtained and as a result of such insurance the Bonds in the Insured Portfolios are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "INSURANCE ON THE BONDS.") All obligations in each Traditional Portfolio are rated in the category "A" or better (SP-1, MIG 2 or F 2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Portfolio) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Portfolios may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Portfolios' objectives will be achieved. For a comparison of net after-tax returns for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

    In selecting Bonds for the respective Portfolio, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds, (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Portfolios only, the availability of insurance on such Bonds. (See "INSURANCE ON THE BONDS.")

Each Portfolio consists of municipal bonds. As set forth in Part A of this Prospectus, the Portfolios may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in a Portfolio to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Portfolios, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Portfolio may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Portfolio may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF PORTFOLIOS

    Each Portfolio initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Portfolio in substitution for Bonds not delivered to a Portfolio or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Portfolios. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Portfolio or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such

"when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of the Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth in Part A of the Prospectus. Those Bonds in each Portfolio purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Portfolio under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Portfolio within 20 days after delivery of notice of the failed contract and the cost to the Portfolio (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Portfolios and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to the Portfolio. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Portfolio, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Portfolio involved. Once the original corpus of the Portfolio is acquired, the Trustee will have no power to vary the investment of the Portfolio.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Portfolio involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Portfolio could not be replaced, the Net Annual Interest Income per Unit for such Portfolio would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Portfolio will retain for any length of time its present size and composition.

    All of the Bonds in each Portfolio are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Portfolios and for purposes of calculating the average maturity of the Bonds in any Portfolio.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Portfolio involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value.") Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "TAX STATUS" and "DISTRIBUTIONS TO UNITHOLDERS" and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Portfolio an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Portfolios. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Portfolio. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

INSURANCE ON THE BONDS

    The bonds in the Insured Portfolios are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See "INSURANCE ON THE BONDS" and the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Portfolio may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Portfolio as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business.

Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Portfolio is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Portfolios. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units of each Portfolio is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Portfolio made by the Trustee) plus a sales charge set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Portfolio (minus accrued expenses and any advances to the Portfolio made by the Trustee), if any, and dividing the sum so obtained by the number of Units outstanding in the Portfolio. See "UNIT VALUE AND EVALUATION."In addition, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio, including costs for preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    If Bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Portfolio's organization costs, such Bonds will be purchased in the same proportionate relationship as all the Bonds contained in the Portfolio. These Bonds will be sold to reimburse the Sponsor for the Portfolio's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Portfolio). Also, any cash reserved for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds. To the extent the proceeds from the sale of these Bonds and any cash reserved are insufficient to repay the Sponsor for the Portfolio organization costs, the Trustee will sell additional Bonds to allow the Portfolio to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Portfolio in Part A of the Prospectus, this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Portfolio in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                 NATIONAL AND STATE LONG                                        NATIONAL AND STATE
                                       TERM TRUSTS             LONG INTERMEDIATE TRUSTS        INTERMEDIATE TRUSTS
                               ----------------------------  ----------------------------  ----------------------------
                                  PERCENT        PERCENT        PERCENT        PERCENT        PERCENT        PERCENT
                                    OF           OF NET           OF           OF NET           OF           OF NET
                                 OFFERING        AMOUNT        OFFERING        AMOUNT        OFFERING        AMOUNT
       NUMBER OF UNITS*            PRICE        INVESTED         PRICE        INVESTED         PRICE        INVESTED
       ----------------        -------------  -------------  -------------  -------------  -------------  -------------
Less than 500.................         4.90%         5.152%          4.25%         4.439%          3.90%         4.058%
500 but less than 1,000.......         4.75          4.987           4.15          4.330           3.70          3.842
1,000 but less than 2,500.....         4.50          4.712           3.85          4.004           3.50          3.627
2,500 but less than 5,000.....         4.25          4.439           3.60          3.734           3.25          3.359
5,000 but less than 10,000....         3.50          3.627           3.35          3.466           3.00          3.093
10,000 but less than 25,000...         3.00          3.093           3.00          3.093           2.75          2.828
25,000 or more................         2.50          2.564           2.50          2.564           2.50          2.564

                                            NATIONAL AND STATE SHORT
                                              INTERMEDIATE TRUSTS              SHORT TERM TRUSTS
                                          ----------------------------    ----------------------------
                                            PERCENT         PERCENT         PERCENT         PERCENT
                                               OF            OF NET            OF            OF NET
                                            OFFERING         AMOUNT         OFFERING         AMOUNT
            NUMBER OF UNITS*                 PRICE          INVESTED         PRICE          INVESTED
            ----------------              ------------    ------------    ------------    ------------
Less than 500...........................         3.00%          3.093%           2.50%           2.564%
500 but less than 1,000.................         2.80           2.881            2.30            2.354
1,000 but less than 2,500...............         2.60           2.670            2.10            2.145
2,500 but less than 5,000...............         2.35           2.407            1.85            1.885
5,000 but less than 10,000..............         2.10           2.145            1.60            1.626
10,000 but less than 25,000.............         1.85           1.885            1.35            1.368
25,000 or more..........................         1.80           1.833            1.25            1.266

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Portfolio is determined by adding to the Sponsor's determination of the BID price of each Bond in the Portfolio a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                               AMOUNT OF PURCHASE*
                               -----------------------------------------------------------------------------------
                                             $50,000    $100,000    $250,000    $500,000   $1,000,000
                                  UNDER        TO          TO          TO          TO          TO      $2,500,000
YEARS TO MATURITY                $50,000     $99,999    $249,999    $499,999    $999,999   $2,499,999    OR MORE
-----------------              ----------- ----------- ----------- ----------- ----------- ----------- -----------
Less than 1...................          0           0           0           0           0           0           0
1 but less than 2.............      1.523%      1.446%      1.369%      1.317%      1.215%      1.061%       .900%
2 but less than 3.............      2.041       1.937       1.833       1.729       1.626       1.420       1.225
3 but less than 4.............      2.564       2.433       2.302       2.175       2.041       1.781       1.546
4 but less than 5.............      3.093       2.961       2.828       2.617       2.459       2.175       1.883
5 but less than 7.............      3.627       3.433       3.239       3.093       2.881       2.460       2.165
7 but less than 10............      4.167       3.951       3.734       3.520       3.239       2.828       2.489
10 but less than 13...........      4.712       4.467       4.221       4.004       3.788       3.253       2.842
13 but less than 16...........      5.263       4.988       4.712       4.439       4.167       3.627       3.169
16 or more....................      5.820       5.542       5.263       4.987       4.603       4.004       3.500

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Portfolio, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Portfolio will depend on the maturities of the Bonds in the Portfolio.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Portfolio if the net asset value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of the Portfolio.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. (See "ACCRUED INTEREST".)

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Portfolios, 1.35% of the Public Offering Price for Long Intermediate Portfolios, 1.20% of the Public Offering Price for National and State Intermediate Portfolios, 1.0% of the Public Offering Price for National and State Short Intermediate Portfolios and 1.0% of the Public Offering Price for Short Term Portfolios by: (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Portfolio is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The secondary market Public Offering Price of each Portfolio is based upon a pro rata share of the BID prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The OFFERING prices of Bonds in a Portfolio may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Portfolio on the business day prior to the Date of Deposit is shown in the discussion of each Portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Portfolio as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Portfolio at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Portfolio (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Portfolio at its own expense and to continuously offer to purchase Units of each Portfolio at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective Portfolios. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market-making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Portfolio is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Portfolio will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Portfolio the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Portfolios) from interest received on the Bonds deposited in each Portfolio.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Portfolios. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Portfolios, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Portfolio retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of the Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Portfolio. (See Part A of the Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such Bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Portfolio is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Portfolio. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Portfolio, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the Portfolio, and differences between the expected remaining life of Portfolio bonds and the actual length of time that they remain in a Portfolio; such actual holding periods may be reduced by termination of a Portfolio, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Portfolio without charge to each potential investor in a Portfolio who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Portfolio may be treated, in the first year only, as a return of principal due to the inclusion in the Portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See Part A of the Prospectus, "COMPOSITION OF PORTFOLIOS" and "TAX STATUS.")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns and taxable-equivalent returns on a Portfolio and returns over specified periods on other similar Nuveen Portfolios with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Portfolio. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Portfolios are described more fully elsewhere in the Prospectus.

EVALUATION OF BONDS AT THE DATE OF DEPOSIT

    The prices at which the Bonds deposited in the Portfolios would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Portfolios and insured Bonds in Traditional Portfolios, Kenny S&P evaluated the Bonds as so insured. (See "INSURANCE ON THE BONDS.")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Portfolios was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of the Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Portfolio, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Portfolios, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Portfolios, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Portfolios proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Portfolios is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Portfolios are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Portfolios and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Portfolio is considered to be the owner of a pro rata portion of each asset of such Portfolio under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Portfolio disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Portfolio involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Portfolio, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Portfolio acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Portfolio assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Portfolio pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Portfolio holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Portfolio is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units.

    In the case of certain of the Bonds in the Portfolio, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under the provisions of
Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Portfolio. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax and the branch profits tax imposed by Section 884 of the Code.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    For taxpayers other than corporations, net capital gain is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Portfolio do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Portfolios, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee and special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Unit Trust is not an association taxable as a corporation and the income of each Portfolio will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Portfolio for state tax matters, see Part A of this Prospectus.

PORTFOLIO OPERATING EXPENSES

    No annual advisory fee is charged to the Portfolios by the Sponsor. The Sponsor does, however, receive a fee as set forth in Part A of the Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Portfolio expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Portfolio.

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Portfolio as set forth in in Part A of the Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Portfolio for that portion of the Portfolio that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation and the Sponsor's Evaluation Fee with respect to each Portfolio is computed on the basis of the largest principal amount of Bonds in the Portfolio at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Portfolio to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Portfolios or if such index no longer exists, a comparable index. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Portfolio, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Portfolio for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Portfolios is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios have been paid in full prior to the deposit of the Bonds in the Portfolios, and the value of such insurance has been included in the evaluation of the Bonds in each Portfolio and accordingly in the Public Offering Price of Units of each Portfolio. There are no annual continuing premiums for such insurance.

    The following are additional expenses of the Portfolios and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Portfolio or Portfolios to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    Except as provided in the Indenture, the Indenture generally requires each Portfolio to be audited on an annual basis at the expense of the Portfolio by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Portfolio shall exceed $.05 per Unit on an annual basis. Unitholders of a Portfolio covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Bonds in each Portfolio, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Portfolio and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Portfolio.

    The pro rata share of cash in the Principal Account in each Portfolio will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Portfolio unless the amount available for distribution in such account equals at least $0.10 per Unit.

    The pro rata share of the Interest Account in each Portfolio will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Portfolio as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of the Prospectus for details of distributions per Unit of each Portfolio under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Portfolio, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Portfolio. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Portfolio or, to the extent funds are not sufficient therein, from the Principal Account of a Portfolio, amounts needed for payment of expenses of such Portfolio. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Portfolio. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Portfolio such amounts as may be necessary to cover redemptions of Units of such Portfolio by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Portfolio distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Portfolios and may invest in securities which would not be eligible for deposit in the Portfolios. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effected as of the next Record Date occuring at least ten days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Portfolio distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Portfolio in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Portfolio outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Portfolio, a statement with respect to such Portfolio (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Portfolio, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Portfolio, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

    The value of each Portfolio is determined by the Sponsor on the basis of (1) the cash on hand in the Portfolio or moneys in the process of being collected,
(2) the value of the Bonds in the Portfolio based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Portfolio, (2) amounts representing unpaid organization costs, and (3) the accrued expenses of the Portfolio. The result of such computation is divided by the number of Units of such Portfolio outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Portfolio. The Sponsor may determine the value of the Bonds in each Portfolio (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Portfolio, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Portfolio is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Portfolios that include such Bonds.

DISTRIBUTION OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Portfolios for sale under the laws of substantially all of the states of the United States of America, and Units of State Portfolios only in the state for which the Portfolio is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Portfolios, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                                DISCOUNT PER UNIT
                               -----------------------------------------------------------------------------------
                                 NATIONAL AND   LONG INTERMEDIATE INTERMEDIATE SHORT INTERMEDIATE    SHORT TERM
NUMBER OF UNITS*               STATE PORTFOLIOS    PORTFOLIOS      PORTFOLIOS      PORTFOLIOS        PORTFOLIOS
----------------               ---------------- ----------------- ------------ ------------------ ----------------
Less than 500.................     $3.20            $2.90            $2.70          $2.00              $1.50
500 but less than 1,000.......      3.20             2.90             2.70          2.00                1.50
1,000 but less than 2,500.....      3.20             2.70             2.50          1.80                1.30
2,500 but less than 5,000.....      3.20             2.45             2.25          1.55                1.05
5,000 but less than 10,000....      2.50             2.45             2.25          1.55                1.05
10,000 but less than 25,000...      2.00             2.00             2.00          1.30                .80
25,000 or more................      1.75             1.75             1.75          1.30                .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Portfolio. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Portfolio Units through the Sponsor will be computed based upon the value of the Bonds in the Portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Portfolio principal account, and will vary with the size of the purchase as shown in the following table:

                                                           AMOUNT OF PURCHASE*
                          -------------------------------------------------------------------------------------
                                      $50,000      $100,000     $250,000     $500,000    $1,000,000
                            UNDER        TO           TO           TO           TO           TO      $2,500,000
YEARS TO MATURITY          $50,000    $99,999      $249,999     $499,999     $999,999    $2,499,999   OR MORE
-----------------         --------- ------------ ------------ ------------ ------------ ------------ ----------
Less than 1..............     0          0            0            0            0            0           0
1 but less than 2........   1.00%       .90%         .85%         .80%         .70%         .55%       .467%
2 but less than 3........   1.30%      1.20%        1.10%        1.00%         .90%         .73%       .634%
3 but less than 4........   1.60%      1.45%        1.35%        1.25%        1.10%         .90%       .781%
4 but less than 5........   2.00%      1.85%        1.75%        1.55%        1.40%        1.25%      1.082%
5 but less than 7........   2.30%      2.15%        1.95%        1.80%        1.65%        1.50%      1.320%
7 but less than 10.......   2.60%      2.45%        2.25%        2.10%        1.95%        1.70%      1.496%
10 but less than 13......   3.00%      2.80%        2.60%        2.45%        2.30%        2.00%      1.747%
13 but less than 16......   3.25%      3.15%        3.00%        2.75%        2.50%        2.15%      1.878%
16 or more...............   3.50%      3.50%        3.40%        3.35%        3.00%        2.50%      2.185%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the dealer concessions from time to time.

    Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales arrangement levels of a specified dollar amount of Nuveen Defined Portfolios (other than any series of the Nuveen--The Dow 5-TM- Portfolios and Nuveen--The Dow 10-TM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen Defined Portfolios in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen Defined Portfolios on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all Units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of Units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" (as defined in PUBLIC OFFERING PRICE) during the primary or secondary market. (See "PUBLIC OFFERING PRICE")

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Portfolios allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Portfolio as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or by providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Portfolio determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Portfolio or, if the balance therein is insufficient, from the Principal Account of such Portfolio. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Portfolio in order to make funds available for redemption. (See "REMOVAL OF BONDS FROM THE PORTFOLIOS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Portfolio, the size and diversity of such Portfolio will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Portfolio, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds, as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS

    Bonds will be removed from a Portfolio as they mature or are redeemed by the issuers thereof. See "Risk Factors" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of Portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Portfolio to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions;
(2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Portfolio. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Portfolio. To the extent Bonds are sold, the size and diversity of such Portfolio will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Portfolio if the Bonds in the Portfolio are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Portfolio.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

    The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Portfolios.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains six regional offices.

    To help advisors and investors better understand and more efficiently use an investment in the Portfolios to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Portfolios, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Portfolios to meet these and other specific investor needs.

DESCRIPTION OF RATINGS

    The Bonds included in the Portfolios are rated by one of the rating agencies provided below. The following descriptions are published by the rating agencies.

    STANDARD & POOR'S CORPORATION. The following is a brief description of the applicable Standard & Poor's rating symbols and their meanings:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on an obligation is extremely strong.

    AA--An obligation rated AA differs from the highest rated issues only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    A--An obligation rated A is somewhat more susceptible to changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    BBB--An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

    MOODY'S INVESTORS SERVICE, INC. The following is a description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings:

    Aaa--Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of

---------
protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Con. (...)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.). The following is a brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings:

    AAA--'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

    AA--'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

    A--'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than is the case for higher ratings.

    BBB--'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    F1 Indicates the Best capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

    F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Portfolio or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Portfolio except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds, except for the substitution of refunding bonds under certain circumstances and except as otherwise provided herein or in the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Portfolio may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of such Portfolio and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Portfolio to less than 40% of the principal amount of the Bonds originally deposited in the Portfolio. The sale of Bonds from the Portfolios upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Portfolios, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Portfolios or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Portfolios.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Portfolio by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Portfolio then held and shall deduct from the assets of the Portfolio any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Portfolios, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Portfolio their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

CODE OF ETHICS

    The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Portfolios for respective state tax matters are named in "Tax Status" for each Portfolio appearing in Part A of this Prospectus. Carter, Ledyard & Milburn,
2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series and as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of the Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about the Portfolios, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of the Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Portfolios, taxable-equivalent yield tables and more specific risk information concerning the individual state Portfolios. This supplement also includes additional general information about the Sponsor, the accumulation plan and the Portfolios.

HOW THE PORTFOLIOS COMPARE PERFORMANCE

    The Sponsor may compare the estimated returns of the Portfolios with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*

    The graph appearing here compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Defined Portfolio and is not intended to predict future results.

    A comparison of the estimated returns of the Portfolios and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Portfolios. U.S. Government bonds are investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Corporate bonds are debt obligations of corporations with varying maturities. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

[NUVEEN LOGO]

                         NUVEEN TAX-FREE
                         UNIT TRUSTS
                         PROSPECTUS -- PART B
                         APRIL 10, 2000

                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      Telephone: 800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603
                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Portfolios, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at proscribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolios may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1. Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1164


               This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


               This Information Supplement is dated May 4, 2000.
           Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

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GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    8
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   11
Appendix A -- California Disclosure.........................  A-1
Appendix B -- Colorado Disclosure...........................  B-1
Appendix C -- New Jersey Disclosure.........................  C-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's Corporation ("Standard & Poor's") AAA or Moody's Investors Service, Inc. ("Moody's") Aaa ratings of the Bonds in the Insured Trust portfolio. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON THE BONDS

INSURED TRUSTS--The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA") (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," 'AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers.

    AMBAC ASSURANCE CORPORATION. Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,013,000,000 (unaudited) and statutory capital of approximately $2,402,000,000 (unaudited) as of December 31, 1999. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of

AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc., Fitch IBCA and Standard & Poor's have both assigned a triple-A financial strength rating to AMBAC.

    Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

    AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1998, MBIA had admitted assets of $6.5 billion (audited), total liabilities of $4.2 billion (audited), and total capital and surplus of $2.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1999, MBIA had admitted assets of $6.9 billion (unaudited), total liabilities of $4.5 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available without charge from MBIA. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

    Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa".

    Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA".

    Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

    Each rating of MBIA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. MBIA does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of December 31, 1999, the total capital and surplus of FGIC was $1,271,707,045. FGIC prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to FGIC at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention:
Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

    In addition, FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

    FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities--thereby enhancing the credit rating of those securities--in consideration of payment of a premium to the insurer. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are typically supported by residential mortgage loans, consumer or trade receivables, securities or other asset having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities include general obligation bonds, special revenue bonds and other special obligations of state and local governments. FSA insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy FSA underwriting criteria.

    FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include White Mountains Insurance Group, Ltd., The Tokio Marine and Fire Insurance Co., Ltd. and XL Capital Ltd. No shareholder of FSA is obligated to pay any debt of FSA or its subsidiaries or any claim under any insurance policy issued by FSA or its subsidiaries or to make any additional contribution to the capital of FSA. As of December 31, 1999, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,320,082,000 (unaudited) and $669,691,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $1,294,946,000 (audited) and $559,041,000 (audited). Copies of FSA's financial statements may be obtained by writing to FSA at 350 Park Avenue, New York, New York 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

    Under an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by FSA or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy.

    FSA's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. FSA's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard & Poor's (Australia) Pty. Ltd. FSA's claims-paying ability is rated "AAA" by Fitch IBCA Inc. and Japan Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by FGIC, AMBAC, Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), FSA, Municipal Bond Insurance Association (the "Association"), MBIA or Connie Lee Insurance Company ("ConnieLee"). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at
(800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Investment Trust

      Nuveen Growth and Income Stock Fund
      Nuveen Balanced Stock and Bond Fund
      Nuveen Balanced Municipal and Stock Fund
      Nuveen European Value Fund

Nuveen Investment Trust II

      Nuveen Rittenhouse Growth Fund
      Nuveen Innovation Fund
      Nuveen International Growth Fund

Nuveen Investment Trust III

      Nuveen Income Fund

MONEY MARKET FUNDS

      Nuveen California Tax-Free Money Market Fund
      Nuveen Massachusetts Tax-Free Money Market Fund
      Nuveen New York Tax-Free Money Market Fund
      Nuveen Tax-Free Reserves, Inc.
      Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    CALIFORNIA INSURED TRUST 336

    $10,000                        DIVIDED BY $96.46                         =        103.669
    Investment                             Offering price and                         # of units purchased
    (as of 05/03/00)                       accrued interest

    103.669                       X        $5.0764                           =        $526.27
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    COLORADO INSURED TRUST 86

    $10,000                        DIVIDED BY $95.67                         =        104.525
    Investment                             Offering price and                         # of units purchased
    (as of 05/03/00)                       accrued interest

    104.525                       X        $5.0283                           =        $525.58
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    NEW JERSEY INSURED TRUST 256

    $10,000                        DIVIDED BY $97.47                         =        102.595
    Investment                             Offering price and                         # of units purchased
    (as of 05/03/00)                       accrued interest

    102.595                       X        $5.0662                           =        $519.77
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                             CALIFORNIA DISCLOSURE

ECONOMIC FACTORS--CALIFORNIA

    As described above, except to the extent the Fund invests in temporary investments, the Fund will invest substantially all of its assets in California Municipal Obligations. The Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations.

    These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

    During the early 1990's, California experienced significant financial difficulties, which reduced its credit standing, but the state's finances have improved since 1994. The ratings of certain related debt of other issuers for which California has an outstanding lease purchase, guarantee or other contractual obligation (such as for state-insured hospital beds) are generally linked directly to California's rating. Should the financial condition of California deteriorate again, its credit ratings could be further reduced, and the market value and marketability of all outstanding notes and bonds issued by California, its public authorities or local governments could be adversely affected.

ECONOMIC OVERVIEW

    California's economy is the largest among the 50 states and one of the largest in the world. The State's population of more than 32 million represents over 12% of the total United States population and grew by 27% in the 1980s. Total personal income in the State, at an estimated $703 billion in 1994, accounts for almost 13% of all personal income in the nation. Total employment is over 14 million, the majority of which is in the service, trade and manufacturing sectors.

    From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Job losses were the worst of any post-war recession. Employment levels stabilized by late 1993 and steady growth has occurred since early 1994. Pre-recession job levels are expected to be reached in 1996. Unemployment, while remaining higher than the national average, has come down substantially from its 10% peak in January. Economic indicators show a steady recovery underway in California since the start of 1994. However, any delay or reversal of the recovery may create new shortfalls in State revenues.

CONSTITUTIONAL AND STATUTORY LIMITATIONS ON TAXES AND APPROPRIATIONS

    LIMITATION ON TAXES. Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on AD VALOREM property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of AD VALOREM property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise AD VALOREM taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

    Under Article XIIIA, the basic 1% AD VALOREM tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

    Article XIIIA prohibits local governments from raising revenues through AD VALOREM property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed a non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

    APPROPRIATIONS LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

    Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and
(5) appropriations made in certain cases of emergency.

    The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in the State's economy.

    "Excess" revenues are measured over a two-year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years. During Fiscal Year 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.1 billion, which was returned to taxpayers. Since that year, appropriations subject to limitation have been under the State limit. State appropriations were $6.5 billion under the limit for Fiscal Year 1995-96.

    A 1986 initiative statute, called "Proposition 62," imposed additional limits on local governments, by requiring either majority or 2/3 voter approval for any increases in "general taxes" or "special taxes," respectively (other than property taxes, which are unchangeable). Court decisions had struck down most of Proposition 62 and many local governments, especially cities, had enacted or raised local "general taxes" without voter approval. In September, 1995, the California Supreme Court overruled the prior cases, and upheld the constitutionality of Proposition 62. Many aspects of this decision remain unclear (such as its impact on charter (home rule) cities, and whether it will have retroactive effect), but its future effect will be to further limit the fiscal flexibility of many local governments.

    Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of the State or local governments to pay debt service on such California Municipal Obligations. It is not possible, at the present time, to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

OBLIGATIONS OF THE STATE OF CALIFORNIA.

    Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bonds and lease purchase debt of California increased from $9.4 billion at June 30, 1987 to $23.8 billion at February 1, 1996. In FY 1994-95, debt service on general obligation bonds and lease purchase debt was approximately 5.3% of General Fund revenues.

RECENT FINANCIAL RESULTS.

    The principal sources of General Fund revenues in 1994-95 were the California personal income tax (43% of total revenues), the sales tax (34%), bank and corporation taxes (13%), and the gross premium tax on insurance (3%). The State maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the Economic Uncertainties Fund are included for financial reporting purposes in the General Fund balance. In most recent years, the State has budgeted to maintain the Economic

Uncertainties Fund at around 3% of General Fund expenditures but essentially no reserve was budgeted from 1992-93, to 1995-96 because revenues had been reduced by the recession and an accumulated budget deficit had to be repaid.

    GENERAL. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 35%).

    Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

    RECENT BUDGETS. As a result of these factors, among others, from the late 1980's until 1992-93, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the SFEU approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislative and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1995-96, including:

  - significant cuts in health and welfare program expenditures;

  - transfers of program responsibilities and some funding sources from the State to local governments, coupled with some reduction in mandates on local government;

  - transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools;

  - reduction in growth of support for higher education programs, coupled with increases in student fees;

  - revenue increases (particularly in the 1992-93 Fiscal Year budget), most of which were for a short duration;

  - increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration had requested); and

  - various one-time adjustment and accounting changes.

    Despite these budget actions, the effects of the recession led to large unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the Fiscal Year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95 to carry the final retirement of the deficit into 1995-96.

    The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94, 1994-95, and 1995-96 which have reduced the accumulated budget deficit to about $70 million as of June 30, 1996.

    A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future Fiscal Years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue approximately $3.8 billion of registered warrants ("IOUs") over a 2-month period to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders.

    The State's cash condition became so serious that from late spring 1992 until 1995, the State had to rely on issuance of short term notes which matured in a subsequent Fiscal Year to finance its ongoing deficit, and pay current obligations.

With the repayment of the last of these deficit notes in April, 1996, the State does not plan to rely further on external borrowing across Fiscal Years, but will continue its normal cash flow borrowings during a Fiscal Year.

    CURRENT BUDGET. For the first time in four years, the State entered the 1995-96 Fiscal Year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased cut in personal income and business taxes, was rejected by the Legislature.

    The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the Fiscal Year. The Budget Act projected General Fund revenues and transfers of $44.1 billion, a 3.5 percent increase from the prior years. Expenditures were budgeted at $43.4 billion, a 4 percent increase. A principal feature of the 1995-96 Budget Act, in addition to those noted above was the first significant increase in per-pupil funding for public schools and community colleges in four years.

    In its regular budget update in May, 1996, the Department of Finance indicated that, with the strengthening economy, State General Fund revenues for 1995-96 would be about $46.1 billion, some $2 billion higher than originally estimated. Because of mandated spending for public schools, the failure to receive expected federal aid for illegal immigrants, and the failure of Congress to enact welfare reform which the Administration had expected would reduce State costs, expenditures for 1995-96 were also increased, to about $45.4 billion. As a result, the Department estimated that the accumulated budget deficit would be reduced to about $70 million as of June 30, 1996.

    As a result of the improved revenues, that State's cash position has substantially recovered. Only $2 billion of cash flow borrowing was needed during 1995-96, and only about $3 billion is projected for 1996-97, with no external borrowing over the end of the Fiscal Year.

    The Governor's proposed budget for 1996-97 projects $47.1 billion of revenues and transfers, and $46.5 billion of expenditures, resulting in a budget reserve at June 30, 1997 of about $500 million. A number of issues related to the 1996-97 budget still have to be resolved, including the Governor's tax reduction proposals, and his proposals for further health and welfare cuts.

    BOND RATING.   State general obligation bonds are currently rated A1 by
Moody's and A+ by S&P. Both of these ratings have been reduced in several stages from AAA levels which the State held until late 1991.

    There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

LEGAL PROCEEDINGS.

    The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the state's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by California to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if California eventually loses, the final remedies may not have to be implemented in one year.

OBLIGATIONS OF OTHER ISSUERS

    OTHER ISSUERS OF CALIFORNIA MUNICIPAL OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

    STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs. To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. Los Angeles County, the largest in the State, faced a nominal $1.2 billion gap in its 1995-96 budget, half of which was in the County health care system. The gaps were closed only with significant cuts in services and personnel, particularly in the health care system, federal aid, and transfer of some funds from other local governments to the County pursuant to special legislation. The County's debt was downgraded by Moody's and S&P in the summer of 1995. Orange County, just emerged from Federal Bankruptcy Court protection in June 1996, has significantly reduced county services and personnel, and faces strict financial conditions following large investment fund losses in 1994 which resulted in bankruptcy.

    ASSESSMENT BONDS. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

    CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (E.G., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

    Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

OTHER CONSIDERATIONS.

    The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by healthcare and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

    Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (E.G., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

    Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

    The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not possible, at present, to predict the extent to which any such legislation will be enacted. Nor is it possible, at present, to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

    Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Fund could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State government to appropriate sufficient funds within their respective budget limitations.

CALIFORNIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      20.0%       5.63     5.94     6.25     6.56     6.88     7.19     7.50     7.81
  43.85-105.95         0-128.95      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
                  128.95-193.40      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
 105.95-161.45         0-128.95      37.5        7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
                  128.95-193.40      38.5        7.32     7.72     8.13     8.54     8.94     9.35     9.76     10.16
                  193.40-239.63      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                  239.63-269.63      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                  269.63-315.90      41.5        7.69     8.12     8.55     8.97     9.40     9.83     10.26    10.68
 161.45-288.35    128.95-193.40      43.0        7.89     8.33     8.77     9.21     9.65     10.09    10.53    10.96
                  193.40-239.63      46.0        8.33     8.80     9.26     9.72     10.19    10.65    11.11    11.57
                  239.63-269.63      47.0        8.49     8.96     9.43     9.91     10.39    10.85    11.32    11.79
                  269.63-315.90      46.5        8.41     8.88     9.35     9.81     10.28    10.75    11.21    11.68
                  315.90-332.13      43.5        7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06
                    Over 332.13      43.52       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06
   Over 288.35    193.40-239.63      49.5        8.91     9.41     9.90     10.40    10.89    11.39    11.88    12.38
                  239.63-269.63      50.5        9.09     9.60     10.10    10.61    11.11    11.62    12.12    12.63
                  269.63-315.90      50.0        9.00     9.50     10.00    10.50    11.00    11.50    12.00    12.50
                  315.90-332.13      47.0        8.49     8.96     9.43     9.91     10.38    10.85    11.32    11.79
                    Over 332.13      46.52       8.41     8.88     9.35     9.81     10.28    10.75    11.21    11.68

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-119.81      20.0%       5.63     5.94     6.25     6.56     6.88     7.19     7.50     7.81
  26.25- 63.55         0-119.81      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
  63.55-132.60         0-119.81      37.5        7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
                  119.81-128.95      38.0        7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
                  128.95-149.81      39.5        7.44     7.85     8.26     8.68     9.09     9.50     9.92     10.33
                  149.81-251.45      39.5        7.44     7.85     8.26     8.68     9.09     9.50     9.92     10.33
 132.60-288.35    128.95-149.81      44.0        8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                  149.81-251.45      44.0        8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                    Over 251.45      43.52       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06
   Over 288.35      Over 251.45      46.53       8.41     8.88     9.35     9.81     10.28    10.75    11.21    11.68

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 50.36 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 46.63 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions.

    2 Combined Federal and state tax rate reverts to 41.95% rate after the 80% cap on the limitation on itemized deductions, under federal or state law, as appropriate has been met.

    3 Combined Federal and state tax rate reverts to 45.22% after the 80% cap on the limitation on itemized deductions, under federal or state law, as appropriate has been met.

                                   APPENDIX B

                              COLORADO DISCLOSURE

ECONOMIC FACTORS--COLORADO

    RESTRICTIONS ON APPROPRIATIONS AND REVENUES. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal years 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve requirement is 4% of total appropriations from the General Fund. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve was set at 1% for 1993 and 2% for 1994 and is set at 3% for 1995 and later years. The balance held in the State Controlled Maintenance Trust Fund is now used to satisfy the Emergency Reserve requirement.

    For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

    According to the Colorado Economic Perspective, State Revenue and Economic Projections through FY 2003-04, dated June 20, 1999 (the "1999 Economic Report"), which is published by the Office of State Planning and Budgeting, the fiscal year 1999 ending General Fund reserve will be $645.8 million, which is $457.6 million over the Unappropriated Reserve requirement. The 1998 fiscal year ending General Fund reserve was $901 million, or $724 million over the required Unappropriated Reserve. Based on the 1999 Economic Report estimates, the fiscal year 2000 ending General Fund reserve is forecast to be approximately $454.7 million, or $255.1 million over the required Unappropriated Reserve.

    On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and restricts the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

    The provisions of the Amendment are unclear and have required judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, the imposition of a new tax, creation of debt, or mill levy or valuation for assessment ratio increases or a change of tax policy resulting in a net revenue gain. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State General Fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The bases for initial spending and revenue limits were fiscal year 1992 spending and 1991 property taxes collected in 1992. The base for spending and revenue limits for each subsequent fiscal year is the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The Amendment also prohibits new or increased real property transfer taxes, new State real property taxes and local District income taxes.

    Litigation concerning several issues relating to the Amendment has been brought in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriation is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September, 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on voter approved general obligation bonds issued after the effective date of the Amendment; in June, 1995 the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the Amendment provided that such bonds or bonds issued to refund such bonds were voter approved. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Recently the Colorado Supreme Court ruled that notes to be issued by the State the repayment of which was subject to legislative appropriation must be approved by the voters under the Amendment. The Court distinguished these notes from lease-purchase agreements. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the Amendment; however, the Court did not address the issue of how valid enterprises may be created. Many Colorado local governments interpret this decision to mean that a government with taxing power cannot be an enterprise but that a business activity (such as a utility) owned by such a government can be an enterprise. Additional litigation in the "enterprise" arena may be filed in the future to clarify these issues. The Colorado Supreme Court also has decided that voters can authorize a government to keep and spend all revenues received in excess of the spending limits. Other aspects of the spending limit are being litigated in district court actions.

    According to the 1999 Economic Report, for fiscal year 1998, general fund revenues (adjusted for cash funds that are exempt from the Amendment) were $5,348 million and program revenues (cash funds) were $2,087.2 million, for revenues totaling $7,435.2 million. During year 1996, population and inflation grew at rates of 3.5% and 2.0%, respectively, for a combined total limit of 5.5%. Accordingly, under the Amendment, State expenditures during the 1998 fiscal year could not exceed $6,872 million and the actual 1998 fiscal year general fund and program revenues of $7,435.2 million were over the limit. In November 1998, Colorado voters defeated a proposition to permit the State to keep and spend a portion of the surplus, and the excess of $563.2 million is required to be refunded to Colorado taxpayers. The estimated limitation for fiscal year 1999 is 5.3% over the revenue limit for the 1999 fiscal year; accordingly, 1999 fiscal year revenues cannot exceed an estimated $7,236.2 million. Fiscal year 2000 revenues are estimated to be $615.7 million over the projected limitation which means that there will likely be additional refunds unless voters allow some or all of those revenues to be retained.

    Because of the significant anticipated surpluses, many permanent tax reductions were passed by the General Assembly in 1999 and signed into law by the Governor. In total, taxes were reduced by an estimated $237.8 million in fiscal year 2001, the first full year of the majority of the tax cuts. The largest tax cut was a reduction in the income tax rate to 4.75%, effective January 1, 1999, from the previous 5% rate.

    There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

    STATE FINANCES. According to State of Colorado Audited Financial Reports, under generally accepted accounting principles, the State had unrestricted General Fund ending balances at June 30 of approximately $320.4 million in fiscal year 1994, $408.0 million for fiscal year 1995, $368.5 million for fiscal year 1996 and $514.1 million for fiscal year 1997. The ending balances starting with fiscal year 1997 are required give effect to HB 98-1414, which specifies that the refunds required by the Amendment are to be booked in the year of the refund rather than in the year incurred.

    For fiscal year 1998, the following tax categories generated the following percentages of the State's $5,401.2 million total revenues (accrual basis): individual income taxes represented 56% of gross fiscal year 1998 receipts; sales, use, and other excise taxes represented 30% of gross fiscal year 1998 receipts; and corporate income taxes represented 4.9% of gross fiscal year 1998 receipts. For fiscal year 1999, General Fund revenues of approximately $5,766.4 million and appropriations of approximately $5,850.3 million are projected. The percentages of General Fund revenue generated by type of tax for fiscal year 1999 and 2000 are not expected to be significantly different from fiscal year 1998 percentages.

    STATE DEBT. Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local government units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise. At the November 2, 1999 election Colorado voters approved the State's issuance of $1,700,000,000 of revenue anticipation notes, the proceeds of which are to be used for highway purposes.

    STATE ECONOMY. Based on estimates published by the State of Colorado, Office of State Planning and Budgeting as presented in the 1999 Economic Report, 54% of non-agricultural employment in Colorado in 1998 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the next largest employment sectors in the State, representing approximately 15.7% and 10.1%, respectively, of non-agricultural employment in the State in 1998. The Office of Planning and Budgeting expects similar concentrations for calendar years 1999 and 2000.

    According to the 1999 Economic Report, the Colorado unemployment rate rose slightly from 3.3% during 1997 to 3.8% during 1998. Colorado continued to surpass the non-agricultural employment growth rate of the U.S., with a 3.6% rate of growth for Colorado in 1998, as compared with 2.5% for the nation as a whole. Employment growth is expected to remain healthy, although to slow slightly to 3.1% in the year 2000.

    Personal income rose 8.2% in Colorado during 1998, as compared with an increase of 5.0% for the nation as a whole. Total Colorado retail sales in 1998 increased by 6.4% over calendar year 1997.

COLORADO TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      19.0%       5.56     5.86     6.17     6.48     6.79     7.10     7.41     7.72
  43.85-105.95         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
                  128.95-193.40      32.5        6.67     7.04     7.41     7.78     8.15     8.52     8.89     9.26
 105.95-161.45         0-128.95      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
                  128.95-193.40      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                  193.40-315.90      38.0        7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
 161.45-288.35    128.95-193.40      40.0        7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
                  193.40-315.90      43.5        7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06
                    Over 315.90      40.02       7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
   Over 288.35    193.40-315.90      47.5        8.57     9.05     9.52     10.00    10.48    10.95    11.43    11.90
                    Over 315.90      43.53       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      19.0%       5.56     5.86     6.17     6.48     6.79     7.10     7.41     7.72
  26.25- 63.55         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
  63.55-132.60         0-128.95      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
                  128.95-251.45      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
 132.60-288.35    128.95-251.45      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                    Over 251.45      40.02       7.50     7.92     8.33     8.75     9.17     9.58     10.00    10.42
   Over 288.35      Over 251.45      43.53       7.96     8.41     8.85     9.29     9.73     10.18    10.62    11.06

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.30 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.69 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 39.04% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 42.47% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                             NEW JERSEY DISCLOSURE

ECONOMIC FACTORS--NEW JERSEY

    The fund is susceptible to political, economic or regulatory factors affecting issuers of New Jersey Municipal Obligations. The following provides only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

    New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,077 persons per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.

    The State of New Jersey is experiencing strong economic growth and increasing reserve balances. The services and construction sectors have been adding jobs. Job creation has lead to strong personal income tax receipts which have resulted in a series of operating surpluses and a growing Rainy Day Fund. Led by growth in personal income taxes and sales tax receipts, New Jersey estimates finishing Fiscal Year 2000 with an operating surplus of $750 million, 4.0% of revenues. The surplus will be split between the Rainy Day Fund, with a balance of $634 million, and an unreserved General Fund balance of $113 million.

    The State operates on a fiscal year beginning July 1 and ending June 30. The State closed recent fiscal years with surpluses in the General Fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which the appropriations are made) of $442 million in 1996, $281 million in 1997 and $228 million in 1998. It is estimated that Fiscal Year 1999 ended with a surplus of $311 million.

    The State's Fiscal Year 2000 revenue projections are based on moderate overall economic growth. Total General Fund and available revenues are projected to be $19.1 billion. Of this amount 39.8% is recommended for State Aid to Local Governments, 28.2% is recommended for Grants-in-Aid, 25.3% is recommended for Direct State Services, 2.7% is recommended for Debt Service on State general obligation bonds and 4% is recommended for Capital Construction. Of these appropriations, the largest recommended State Aid appropriation in the amount of $6,030.3 million is provided for local elementary and secondary education programs. The second largest portion of recommended appropriation in Fiscal Year 2000 is for Grants-in-Aid, totaling $5,391.0 million, which represents payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for the provision of services on behalf of the State. Of this amount the largest amount recommended is for programs administered by the Department of Human Services. The third largest portion of recommended appropriations in Fiscal Year 2000 is applied to Direct State Services which supports the operations of State government's departments, the Executive Office, several commissions, the State Legislature and the Judiciary. This amount totals $4,858.5 million for Fiscal Year 2000, of which the largest amounts are recommended for programs administered by the Department of Human Services and the Department of Law and Public Safety.

    In addition to payments from bond proceeds, capital construction can also be funded by appropriation of current revenues on a pay-as-you-go basis. In Fiscal Year 2000, the amount recommended for this purpose is $771.4 million, of which $477.8 million is for transportation projects and debt service and is being credited to the Transportation Trust Fund Account of the General Fund. In addition, $98.0 million is for open space preservation, $72.2 million is for hazardous substance remediation and underground tank remediation and $15.0 million is for shore protection. All appropriations for capital projects and all proposals for State bond authorization are subject to the review and recommendation of the New Jersey Commission on Capital Budgeting and Planning.

    In Fiscal Year 1992 the State initiated a program under which it issued tax and revenue anticipation notes to aid in providing effective cash flow management to fund balances which occur in the collection and disbursement of the General Fund and Property Tax Relief Fund revenues. There are $700 million of tax and revenue anticipation notes outstanding which notes matured on June 15, 1999. Such tax and revenue anticipation notes do not constitute a general obligation of the State or a debt or liability within the meaning of the State constitution. Such notes constitute special obligations of the State payable solely from moneys on deposit in the General Fund and the Property Tax Relief Fund and legally available for such payment.

    The State finances certain capital projects through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain state tax revenues and certain other fees are pledged to meet the principal payments, interest payments, redemption premium payments, if any, required to fully pay the bonds. As of

June 30, 1998, the State's outstanding general obligation bonded indebtedness totaled $3.6 billion. The recommended appropriation for the debt service obligation on outstanding projected indebtedness is $518.7 million for Fiscal Year 2000.

    New jobs in service industries are leading the growth in New Jersey's labor force. The services sector accounts for approximately 30% of total non-agricultural employment in the State. New Jersey also has an above average concentration of employment in the transportation and public utilities sector. This sector accounts for approximately 7% of the non-agricultural work force. The strong economy has lead to growth in construction jobs, too. The State's unemployment rate has been declining from its high of 8.4% in 1992 to an January, 2000, rate of 3.9%. The national rate for January, 2000, was 4.0%.

    The State has implemented a plan to address the Y2K problem. As of December 31, 1998, the testing, validation and implementation of 75% of all centrally maintained State systems is complete. The total estimated cost to the State to achieve year 2000 compliance is $120 million of which approximately $66 million of expenditures has been incurred as of December 31, 1998.

    At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Claims Act. The State does not formally estimate its reserve representing a potential exposure for these claims and cases. The State is unable to estimate its exposure for these claims and cases.

    The State routinely receives notices of claims seeking substantial sums of money. The majority of those claims have historically proven to be of substantially less value than the amount originally claimed. Under the New Jersey Tort Claims Act, any tort litigation against the State must be preceded by a notice of claim, which affords the State the opportunity for a six month investigation prior to the filing of any suit against it.

    In addition, at any given time, there are various numbers of contracts and other claims against the State and State Agencies, including environmental claims asserted against the State, among other parties, arising from the alleged disposal of hazardous waste. Claimants in such matters are seeking recovery of monetary damages or other relief which, if granted, would require the expenditure of funds. The State is unable to estimate its exposure for these claims.

    The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, the following: claims regarding violations of numerous laws allegedly resulting from the existence of chromium contamination in the State owned Liberty State Park in Jersey City; challenges to the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection; claims on behalf of 17 rural school districts seeking sufficient funds to allow the school districts to spend at the average of wealthy suburban school districts, to implement additional programs such as full-day kindergarten, half-day pre-school programs for three and four year olds, technology, alternative school, accountability and school-to-work and college transition programs, and to upgrade school facilities; claims alleging that the State's system of funding for their schools is violative of the constitutional rights of equal protection and a thorough and efficient education; claims by insurers licensed or admitted to write property and casualty insurance in the State alleging that their assessments are being used to retire debt of the Market Transition Fund; a purported class action consisting of prisoners with serious mental disorders who are confined within the facilities of the Department of Corrections alleging cruel and unusual punishment, violation of the Americans with Disabilities Act of 1990, discrimination against members of the class, sex discrimination and violation of due process; cases involving spousal impoverishment provisions of the Medicare Catastrophic Coverage Act; challenges by 19 New Jersey hospitals to Medicaid hospital reimbursement since 1995; several cases filed in opposition to a road and tunnel project in Atlantic City; claims on behalf of providers of Medicare Part B services to Qualified Medicare Beneficiaries seeking reimbursement for Medicare co-insurance and deductibles not paid by the State Medicaid program from 1988 to February 10, 1995; relief sought to have the Camden County solid waste procurement process halted to clarify bid specifications; a case involving the award of a contract for the design, construction, operation and maintenance of the State's enhanced motor vehicle inspection system; a claim seeking damages in declaratory and injunctive relief overturning, on State constitutional grounds, the "family cap" provisions of the State Work First New Jersey Act; and challenges by various hospitals to the $10 per adjusted hospital admission charges imposed by State statute.

    As of February 9, 1999, the State's general obligation ratings were Aa1 by Moody's and AA+ by S&P. New Jersey's strong economic growth during the past seven years and its growing reserves support its strong credit rating. The State's combined debt burden is above average but is mitigated by New Jersey's high wealth levels. Although these ratings indicate that the State is in relatively good economic health, there can be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions.

NEW JERSEY TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      16.5%       5.39     5.69     5.99     6.29     6.59     6.89     7.19     7.49
  43.85-105.95         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
                  128.95-193.40      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
 105.95-161.45         0-128.95      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                  128.95-193.40      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                  193.40-315.90      39.0        7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
 161.45-288.35    128.95-193.40      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                  193.40-315.90      44.0        8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                    Over 315.90      41.02       6.78     7.20     7.63     8.05     8.47     8.90     10.17    10.59
   Over 288.35    193.40-315.90      48.0        8.65     9.13     9.62     10.10    10.58    11.06    11.54    12.02
                    Over 315.90      44.53       8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      16.5%       5.39     5.69     5.99     6.29     6.59     6.89     7.19     7.49
  26.25- 63.55         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
  63.55-132.60         0-128.95      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                  128.95-251.45      37.0        7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
 132.60-288.35    128.95-251.45      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                    Over 251.45      41.02       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
   Over 288.35      Over 251.45      44.53       8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.89 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.56 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 40.08% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.45% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 1164 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)  that it has complied with Rule 460 under the Securities Act of 1933.


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1164 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on May 4, 2000.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1164
                                                             (Registrant)


                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)

                                          By:  Anna R. Kucinskis
                                          --------------------------------------
                                                             Vice President

                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )            May 4, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger were filed on March 20, 1997 as Exhibit P to Form N-8B-2 (File No. 811-08103) and for
Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197) filed on May 14, 1998.

1164


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between John
             Nuveen & Co. Incorporated, Depositor, and The Chase
             Manhattan Bank, Trustee (filed as Exibit 1.1 (a) to the
             Sponsor's Amendment to the Registration Statement on
             Form S-6 relating to Series 823 of the Fund [File
             No. 33-62325] filed on September 7, 1995 and incorporated
             herein by reference).
1.1(b)       Trust Indenture and Agreement.
1.2          Copy of Certificate of Incorporation, as amended, of John
             Nuveen & Co. Incorporated, Depositor (incorporated by
             reference to Form N-8B-2 [File No. 811-1547] filed on
             September 29, 1967 on behalf of Nuveen Tax-Exempt Unit
             Trust, Series 16).
1.3          Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated
             (incorporated by reference to Form N-8B-2 [File
             No. 811-2198] filed on April 11, 1985 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 37).
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
2.2          Code of Ethics of the Trust(s) and Principal Underwriter
             (filed as Exhibit 2.2 to Amendment No. 3 to the Registration
             Statement on Form S-6 relating to Nuveen Unit Trusts,
             Series 82 [File No. 333-96279] filed on March 6, 2000 and
             incorporated herein by reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (incorporated by reference to the
             Amendment to the Registration Statement on Form S-6 [File
             No. 33-62325] filed on September 7, 1995 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 823).